Exhibit 4.1

AMENDMENT TO OFFICER’S CERTIFICATE

AMENDMENT, dated as of June 14, 2006 (this “Amendment”), to the Officer’s Certificate, dated as of October 29, 2002 (as heretofore amended, supplemented or otherwise modified from time to time, the “Officer’s Certificate”), delivered by Nevada Power Company, a Nevada corporation (the “Company”), to The Bank of New York, as Trustee (the “Trustee”), pursuant to the authority granted in Sections 2.01, 14.02 and 14.07 of the General and Refunding Mortgage Indenture, dated as of May 1, 2001, between the Company and the Trustee (as heretofore amended, supplemented or otherwise modified from time to time, the “Indenture”). Terms used herein and not otherwise defined herein shall have the meaning assigned to them in the Officer’s Certificate and the Indenture, unless otherwise specified herein or required by the context.

W I T N E S S E T H:

WHEREAS, the Company and the Trustee have heretofore executed and delivered the Officer’s Certificate pursuant to which the Company issued its 10 7/8% General and Refunding Mortgage Notes, Series E, due 2009, of which $162.5 million aggregate principal amount is currently outstanding (the “Notes”);

WHEREAS, Section 14.02 of the Indenture provides that the Company and the Trustee may, with certain exceptions, amend the Indenture, the Notes and the rights of the Holders of the Notes with the consent of the Holders of not less than a majority in aggregate principal amount of the Notes then outstanding;

WHEREAS, the Company has distributed an Offer to Purchase and Consent Solicitation Statement, dated June 1, 2006 (the “Offer to Purchase and Consent Solicitation”), to the Holders of the Notes in connection with certain proposed amendments to the Officer’s Certificate as described in the Offer to Purchase and Consent Solicitation (the “Proposed Amendments”);

WHEREAS, the Holders of not less than a majority in aggregate principal amount of the Notes have duly consented to the Proposed Amendments;

WHEREAS, the Company has taken all necessary corporate action to authorize the execution and delivery of this Amendment and the Company has complied with and performed all conditions and requirements necessary to make this instrument a valid and binding agreement;

NOW THEREFORE, in consideration of the foregoing, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Trustee mutually covenant and agree, for the equal and ratable benefit of the Holders of the Notes, as follows:

ARTICLE I—AMENDMENTS

Section 1.1. Amendments to the Definitions in the Officer’s Certificate and the Notes.

(a) Upon the effective date of this Amendment, (i) definitions in the Officer’s Certificate shall be deleted when all references to such definitions would be eliminated as a result of the Proposed Amendments and (ii) cross-references to provisions in the Officer’s Certificate shall be deleted when all such cross-references would be eliminated as a result of the Proposed Amendments. Other changes to the Officer’s Certificate of a technical or conforming nature may be made to the extent necessary to effect the Proposed Amendments.

(b) Any definitions used exclusively in the provisions of the Notes that are deleted as a result of the Proposed Amendments, and any definitions used exclusively within such definitions, are hereby deleted in their entirety from the Notes, and all references in the Notes to paragraphs, Sections, Articles or other terms or provisions of the Officer’s Certificate that have been otherwise deleted pursuant to this Amendment are hereby deleted in their entirety or revised to conform herewith, as the case may be.

Section 1.2. Amendments to Section 1(h) – Mandatory Redemption/Redemption at Option of Holders /Offers to Purchase. The following Sections of the Officer’s Certificate, and any corresponding provisions in the Notes, are hereby deleted in their entirety and replaced with “Intentionally Omitted.”:

Existing Section Number	Caption
Section 1(h)(ii)	Redemption at the Option of the Holders
Section 1(h)(iii)	Offer to Purchase Upon Change of Control
Section 1(h)(iv)	Offer to Purchase by Application of Excess Proceeds

Section 1.3. Amendments to Section 1(u) – Certain Covenants and Definitions. The following Sections of the Officer’s Certificate, and any corresponding provisions in the Notes, are hereby deleted in their entirety and replaced with “Intentionally Omitted.”:

Existing Section Number	Caption
Section 1(u)(i)	Restricted Payments
Section 1(u)(ii)	Incurrence of Indebtedness and Issuance of Preferred Stock
Section 1(u)(iii)	Series E Liens
Section 1(u)(iv)	Dividend and Other Payment Restrictions Affecting Subsidiaries
Section 1(u)(v)	Asset Sales
Section 1(u)(vi)	Merger, Consolidation or Sale of Assets
Section 1(u)(vii)	Transactions with Affiliates
Section 1(u)(viii)	Designation of Restricted and Unrestricted Subsidiaries
Section 1(u)(ix)	Future Subsidiary Guarantees
Section 1(u)(x)	Sale and Leaseback Transactions
Section 1(u)(xi)	Business Activities
Section 1(u)(xii)	Payments for Consent
Section 1(u)(xiii)	Reports

ARTICLE II—MISCELLANEOUS

Section 2.1. Full Force and Effect. Except as expressly amended hereby, the Officer’s Certificate shall continue in full force and effect in accordance with the provisions thereof. As used in the Officer’s Certificate, the words “hereinafter,” “hereto,” “hereof” or words of similar import shall, unless the context otherwise requires, mean the Officer’s Certificate as amended by this Amendment.

Section 2.2. Effect and Operation of this Amendment. This Amendment shall be effective and binding immediately upon its execution by the Company and the Trustee, but, notwithstanding anything in the Indenture or this Amendment to the contrary, the amendments to the Officer’s Certificate set forth in Section 1.1 through Section 1.3 of this Amendment shall not become operative unless and until the Notes validly tendered (and not validly withdrawn) in connection with the Offer to Purchase and Consent Solicitation are accepted for payment by the Company pursuant to the terms of the Offer to Purchase and Consent Solicitation, and the Officer’s Certificate will remain in effect in its current form until such amendments become operative. If the offer and consent solicitation set forth in the Offer to Purchase and Consent Solicitation is terminated or withdrawn, or the Notes are not accepted for purchase, this Amendment will have no force or effect, and the amendments to the Officer’s Certificate set forth in Section 1.1 through Section 1.3 of this Amendment will not become operative. If any provision of this Amendment limits, qualifies or conflicts with any provision of the Trust Indenture Act that is required under the Trust Indenture Act to be part of and govern any provision of this Amendment, the provision of the Trust Indenture Act shall control. If any provision of this Amendment modifies or excludes any provision of the Trust Indenture Act that may be so modified or excluded, the provision of the Trust Indenture Act shall be deemed to apply to this Amendment as so modified or to be excluded by this Amendment, as the case may be.

Section 2.3. Governing Law. This Amendment and the rights and obligations of the parties under this Amendment shall be governed by, and construed and interpreted in accordance with, the laws of the State of New York without giving effect to any choice of law or conflicts of law provision or rule that would cause the application of the domestic substantive laws of any other jurisdiction.

Section 2.4. Counterparts; Headings. This Amendment may be executed by one or more of the parties to this Amendment on any number of separate counterparts (including by facsimile or PDF), and all of said counterparts taken together shall be deemed to constitute one and the same instrument. The headings in this Amendment are for reference purposes only and shall not limit or otherwise affect the meaning hereof.

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IN WITNESS WHEREOF, the undersigned has caused this Amendment to be duly executed and delivered by an Authorized Officer of the Company as of the day and year first above written.

NEVADA POWER COMPANY

By:

        Name: Michael W. Yackira

        Title: Executive Vice President and Chief Financial Officer

Received on                     , 2006

THE BANK OF NEW YORK,

as Trustee

By:

        Name:

        Title: